# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digi Power X Inc., CIK 0001854368
CUSIP: 25381D206
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario Canada (A6), M5C 1T4
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001815968

## Reporting persons
- Bakay Capital Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,484,712; sole dispositive power 0; shared dispositive power 2,484,712; aggregate amount beneficially owned 2,484,712 (2.7% of the class)
  Comment: Percentage based on (i) 90,420,824 subordinated voting shares of the Issuer outstanding as of May 15, 2026, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2026 filed with the SEC on May 15, 2026 (the "Form "10-Q"); plus (ii) 189,394 shares of subordinated voting shares issuable upon exercise of the certain warrants owned by Bakay Capital Fund, L.P. (the "Fund").
- Bakay Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,484,712; sole dispositive power 0; shared dispositive power 2,484,712; aggregate amount beneficially owned 2,484,712 (2.7% of the class)
  Comment: Percentage based on (i) 90,420,824 subordinated voting shares of the Issuer outstanding as of May 15, 2026, as reported in the Form 10-Q; plus (ii) 189,394 shares of subordinated voting shares issuable upon exercise of the certain warrants owned by the Fund.
- Berke Bakay: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,551,378; sole dispositive power 0; shared dispositive power 2,551,378; aggregate amount beneficially owned 2,551,378 (2.8% of the class)
  Comment: Percentage based on (i) 90,420,824 subordinated voting shares of the Issuer outstanding as of May 15, 2026, as reported in the Form 10-Q; plus (ii) 189,394 shares of subordinated voting shares issuable upon exercise of the certain warrants owned by the Fund.

## Item 1. Issuer
Name of issuer: Digi Power X Inc.
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, A6 M5C 1T4

## Item 2. Person Filing
Name of person filing:
Bakay Capital Fund, L.P.
Bakay Capital Management, LLC
Berke Bakay
Address of principal business office or, if none, residence:
For each Reporting Person:
888 Prospect Street. Suite 200
La Jolla, CA 92037
Citizenship:
Bakay Capital Fund, L.P.: Delaware
Bakay Capital Management, LLC: Delaware
Berke Bakay: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Bakay Capital Fund, L.P. - 2,484,712
Bakay Capital Management, LLC - 2,484,712
Berke Bakay - 2,551,378
Percent of class:
Bakay Capital Fund, L.P. - 2.7%
Bakay Capital Management, LLC - 2.7%
Berke Bakay - 2.8%
Sole power to vote or to direct the vote:
Bakay Capital Fund, L.P. - 2,484,712
Bakay Capital Management, LLC - 2,484,712
Berke Bakay - 2,551,378
Shared power to vote or to direct the vote:
Bakay Capital Fund, L.P. - 0
Bakay Capital Management, LLC - 0
Berke Bakay - 0
Sole power to dispose or to direct the disposition:
Bakay Capital Fund, L.P. - 2,484,712
Bakay Capital Management, LLC - 2,484,712
Berke Bakay - 2,551,378
Shared power to dispose or to direct the disposition:
Bakay Capital Fund, L.P. - 0
Bakay Capital Management, LLC - 0
Berke Bakay - 0

(1) Bakay Capital Fund, L.P. (the "Fund") beneficially owns 2,295,318.00 subordinated voting shares of the Issuer and 189,394 subordinated voting shares issuable upon exercise of certain warrants. Bakay Capital Management, LLC (the "Manager") as the investment adviser and general partner of the Fund may also be deemed to beneficially own the securities directly held by the Fund, as it has the power to direct the disposition and voting of such securities. Berke Bakay as the managing member of the Manager may also be deemed to beneficially own the securities directly held by the Fund and also holds 66,666 shares of common stock individually. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) Percentage based on (i) 90,420,824 subordinated voting shares of the Issuer outstanding as of May 15, 2026, as reported in the Form 10-Q; plus (ii) 189,394 shares of subordinated voting shares issuable upon exercise of the certain warrants owned by the Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bakay Capital Fund, L.P.: /s/ Berke Bakay, Bakay Capital Management, LLC, General Partner (08/14/2026)
- Bakay Capital Management, LLC: /s/ Berke Bakay, Managing Member (08/14/2026)
- Berke Bakay: /s/ Berke Bakay, Berke Bakay (08/14/2026)